Filed by Charles River Laboratories International, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc Commission File No.: 333-118257

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and Inveresk Research Group, Inc (“Inveresk”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this filing except as required by law.

Additional Information

This document may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 was filed with the SEC on September 16, 2004. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The joint proxy statement/prospectus was mailed to shareholders of Charles River and shareholders of Inveresk on or about September 17, 2003. Investors and security holders can obtain the documents free of charge at the SEC's website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

The following was distributed to holders of certain Inveresk options on October 19, 2004.

THIS DOCUMENT RELATES TO YOUR OPTIONS GRANTED UNDER THE INVERESK APPROVED EXECUTIVE SHARE OPTION SCHEME.

IF YOU DO NOTHING YOUR OPTIONS WILL BECOME WORTHLESS IN DUE COURSE.

If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or from an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

The contents of this document have been approved solely for the purposes of section 21 of the Financial Services and Markets Act 2000 by Credit Suisse First Boston (Europe) Limited of One Cabot Square London E14 4QJ ("CSFB"). CFSB is acting for Charles River Laboratories International, Inc and no one else in connection with the Merger, as defined below, and will not be responsible to any other person for providing the protections afforded to clients of CSFB or for providing advice in relation to the Merger or the subject matter of this document.

INVERESK RESEARCH GROUP, INC.	CHARLES RIVER LABORATORIES
11000 Weston Parkway	INTERNATIONAL, INC.
Cary	251 Ballardvale Street
North Carolina 27513	Wilmington
USA	Massachusetts 01887
USA

18 October 2004

To:	Holders of options under the Inveresk Approved Executive Share Option Scheme (the "UK Approved Scheme")

Dear Optionholder

AGREED MERGER BETWEEN CHARLES RIVER LABORATORIES INTERNATIONAL, INC. AND INVERESK RESEARCH GROUP, INC.

1.	INTRODUCTION

On 1 July 2004, the boards of Charles River Laboratories International, Inc. ("Charles River") and Inveresk Research Group, Inc. ("Inveresk") announced that they had reached agreement on the terms of a merger (the "Merger"). The purpose of this letter is to explain the effect of the Merger on the stock options you hold under the UK Approved Scheme (the "Option").

2.	SUMMARY OF THE TERMS OF THE MERGER

Under the terms of the Merger, Inveresk shareholders will receive:

in respect of each share of	0.48 shares of Charles River
Inveresk Common Stock	Common Stock and US$ 15.15 in cash

3.	HOW DOES THE MERGER AFFECT MY OPTIONS?

As a result of the Merger, your outstanding Options under the UK Approved Scheme can be rolled over into options which are intended to be of equivalent value over Charles River Common Stock on the basis described in the Rollover Proposal below. If you wish to roll over your Options, you will need to complete and return the enclosed Form of Instruction as soon as possible.

You can continue to roll over your Options after the Merger becomes effective (the “Merger Date”) for a period of one month but not for any longer. If you fail to take any action, your Options under the UK Approved Scheme will lapse and become worthless one month from the Merger Date.

As referred to in 4.4 below you can instead exercise your Option (but only to the extent it is currently exercisable) until the Merger Date.

4.	THE ROLLOVER PROPOSAL

4.1	What is the Rollover Proposal?

The Rollover Proposal is that you release (conditional upon the Merger becoming effective) your existing Option over Inveresk Common Stock in return for the grant of an Option which is intended to be of equivalent value over Charles River Common Stock (the "Charles River Option") on the basis described below.

Under the Rollover Proposal, the number of shares of Charles River Common Stock subject to your Charles River Option will be 0.8 times the number of shares of Inveresk Common Stock currently subject to your Inveresk Option (rounded down to the nearest whole number of shares of Charles River Common Stock). In this way, the terms of the Rollover Proposal are intended to reflect the economic deal offered to Inveresk Shareholders, based on the respective share prices shortly before the Merger was announced.

The exercise price of your Charles River Option will be equal to the exercise price of your Inveresk Option, divided by 0.8. As a result, the total amount payable on the exercise of your Charles River Option will remain the same as it would have been had you exercised your Option over Inveresk Common Stock, subject to rounding adjustments (although as there will be a smaller number of Charles River Common Stock subject to your Option, the exercise price per share will be higher).

EXAMPLE

Assume you were granted an Option on 1 July 2003 over 30,000 shares of Inveresk Common Stock at an exercise price of £1 per share. The total amount payable on exercise is £30,000.

If you accept the Rollover Proposal, and the Merger becomes effective, your Option will be over 24,000 shares of Charles River Common Stock at an exercise price of £1.25 per share. The total amount payable on exercise is £30,000.

4.2	Terms of the Rollover Proposal

The terms of the Rollover Proposal are designed to preserve the value in your existing Charles River Options and have been agreed with the Inland Revenue.

The Charles River Options will continue to be governed by the Rules of the UK Approved Scheme. In particular, the Charles River Options can be exercised at the same time and in the same circumstances as your Inveresk Options could have been exercised. You will receive a new Option certificate in due course.

You have entered into an election with your employer to pay the employer's National Insurance on the exercise of your Inveresk options. Charles River requires you to enter into a similar election in respect of your Charles River Options, and this is enclosed for your completion.

Please note that if for any reason the Merger never becomes effective, the Rollover Proposal will not be implemented and you will continue to hold your Options over shares of Inveresk Common Stock.

4.3	What is the timetable for accepting the Rollover Proposal?

You should indicate as soon as possible whether you wish to accept the Rollover Proposal. To accept the Rollover Proposal you must complete and return your Form of Instruction and National Insurance Election, together with the Option Certificate issued to you at the time of grant, to Doreen Davidson at Inveresk Research Group Limited, Elphinstone Research Centre, Tranent, Edinburgh EH33 2NE marked ‘Option Rollover’ so they are received not later than one month after the Merger Date.

If you wish to exercise your Option after the Merger becomes effective you must first accept the Rollover Proposal. In order to be able to exercise your Option as soon as the Merger becomes effective, your Form of Instruction and National Insurance Election, together with the Option Certificate issued to you at the time of grant, must have been received prior to the Merger Date which is expected to be 20 October 2004.

Once you have accepted the Rollover Proposal, your acceptance cannot subsequently be revoked.

4.4	What happens if I do not accept the Rollover Proposal?

You may exercise your Option (to the extent that it is currently exercisable) until the Merger becomes effective.

Upon the Merger becoming effective, Inveresk will cease to exist. As a result, you will only be able to obtain shares by first accepting the Rollover Proposal. If you do not accept the Rollover Proposal your Option will lapse one month after the Merger Date.

5.	TAX CONSEQUENCES

A summary of the tax consequences for Optionholders who are tax resident in the United Kingdom is set out in the Appendix to this letter. If you are in any doubt about your own taxation position, you should consult your personal taxation adviser immediately.

6.	ACTION TO BE TAKEN

A Form of Instruction and National Insurance Election is enclosed with this letter. If you wish to accept the Rollover Proposal, you should complete and return both the enclosed Form of Instruction and National Insurance Election, to Doreen Davidson at Inveresk Research Group Limited, Elphinstone Research Centre, Tranent, Edinburgh EH33 2NE marked ‘Option Rollover’ as soon as possible and in any event so as to be received by no later than one month after the Merger Date.

Yours faithfully

Walter Nimmo	James C. Foster

For and on behalf of	For and on behalf of
INVERESK RESEARCH GROUP, INC.	CHARLES RIVER LABORATORIES
INTERNATIONAL, INC.

Notes:

(i)	Unless the context otherwise requires, words and expressions defined in the rules of the UK Approved Scheme have the same meaning in this letter and the enclosed Form of Instruction.

(ii)	In the event of any differences between this letter, the rules of the UK Approved Scheme and the relevant legislation, the rules of the UK Approved Scheme and the relevant legislation will prevail.

(iii)	The accidental omission to dispatch this letter or the Form of Instruction to, or any failure to receive the same by, any person to whom the Rollover Proposal is made or should be made, shall not invalidate the Rollover Proposal in any way.

(iv)	As at the date of this letter, it is anticipated that the Merger will become effective on or about 20 October 2004. However, the Merger is subject to regulatory and shareholder approval and this date may change. If it does change, you will be notified accordingly.

APPENDIX

This Appendix contains a summary of the main UK tax implications of accepting the Rollover Proposal. The summary is based on existing law and on what is understood to be current Inland Revenue practice. The summary is intended as a general guide only and applies only to Optionholders resident for tax purposes in the UK. If you are in any doubt about your taxation position, or you are resident or otherwise subject to taxation in a jurisdiction outside the UK, you should consult your own duly authorised personal taxation adviser immediately.

If you rollover your existing Option over Inveresk Common Stock into an Option over Charles River Common Stock no liability either to income tax or capital gains tax will arise at that time.

If you exercise your Inveresk Option now, income tax and employee's national insurance contributions ("NICs") will be payable on the option gain (since you will be exercising your Inveresk Option less than three years after your Inveresk Option was originally granted over Inveresk Common Stock). You will also have to pay the employer's NIC arising on the option gain (to the extent that such liability has been passed to you).

On a sale of your Inveresk Common Stock acquired on the exercise of your Inveresk Option, you will make a disposal for capital gains tax purposes. To the extent that your sale proceeds exceed the market value of the shares of Inveresk Common Stock by reference to which you were charged to income tax and NIC on the exercise of your Inveresk Options, you will be liable to Capital Gains Tax (subject to an annual exemption of £8,200 for all your chargeable gains, as reduced by any allowable losses, from all sources for the 2004/2005 tax year).